Emmis Communications Corporation
One Emmis Plaza
40 Monument Circle, Suite 700
Indianapolis, Indiana 46204
Tel. (317) 266-0100
Fax (317) 631-3750
March 9, 2010
VIA EDGAR
Securities and Exchange Commission
Mail Stop 3720
100 F St. NE
Washington, D.C. 20549
Attention: Larry Spirgel, Assistant Director
Emmis Communications Corporation
Form 10-K/A for Fiscal Year Ended February 28, 2009, filed October 28, 2009
File No. 0-23264

Dear Mr. Spirgel:
I am writing in response to the comments of the Staff contained in the Staff’s letter to Patrick Walsh, the Chief Financial Officer of Emmis Communications Corporation (“Emmis” or the “Company”) dated February 26, 2010 (the “Comment Letter”) regarding the above-referenced Annual Report on Form 10-K/A.
Set forth below are the Staff’s comments conveyed in the Comment Letter and the Company’s responses thereto.
Impairment of Goodwill and Indefinite-lived Intangibles, page 30
1.
In light of the significance of your FCC broadcasting licenses balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of FCC broadcasting licenses. For each unit of accounting (with a material license balance) that faces impairment risk, please disclose:

The percentage by which fair value exceeded (or equaled) carrying value as of the most recent impairment test date.
A description of key assumptions that drive fair value in your discounted cash flow methodology.
The uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect.
For further guidance, refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Please provide us with your proposed disclosures in response to this comment.

Response to Comment 1
We intend to provide robust and comprehensive disclosure in our description of our critical accounting policies and in our footnotes regarding our impairment testing policy. Disclosures in our Form 10-K for the year ended February 28, 2010 will be similar to those presented below. As our annual impairment testing as of December 1, 2009 has not yet been finalized or audited, the disclosures below do not yet reflect the results of that testing (items marked with an * will be updated in our Form 10-K filing for the year ended February 28, 2010).
FOOTNOTE — INTANGIBLE ASSETS AND GOODWILL
In accordance with the provisions of ASC Topic 350, Intangibles — Goodwill and Other, the Company reviews goodwill and other intangibles at least annually for impairment. In connection with any such review, if the recorded value of goodwill and other intangibles is greater than its fair value, the intangibles are written down and charged to results of operations. FCC licenses are renewed every eight years at a nominal cost, and historically all of our FCC licenses have been renewed at the end of their respective eight-year periods. Since we expect that all of our FCC licenses will continue to be renewed in the future, we believe they have indefinite lives.
Impairment testing
The Company generally performs its annual impairment review of indefinite-lived intangibles as of December 1 each year, but given economic conditions and continued revenue declines in the domestic radio broadcasting industry and publishing industry, the Company performed interim impairment reviews as of October 1, 2008 and August 1, 2009. Impairment recorded as a result of our interim and annual impairment testing is summarized in the table below. We will perform additional interim impairment assessments whenever triggering events suggest such testing for the recoverability of these assets is warranted.

	Interim Assessment			Annual Assessment
	FCC Licenses	Goodwill	Definite-lived	FCC Licenses	Goodwill	Definite-lived	Total
Year Ended February 29, 2008	N/A	N/A	N/A	18,068	—	3,157	21,225
Year Ended February 28, 2009	187,580	22,585	—	116,980	35,684	3,056	365,885
Year Ended February 28, 2010	160,909	8,928	4,805	*	*	*	*
Valuation of Indefinite-lived Broadcasting Licenses
Fair value of our reporting units is estimated to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To determine the fair value of our reporting units, the Company uses an income valuation method when it performs its impairment tests. Under this method, the Company projects cash flows that would be generated by each of its units of accounting assuming the unit of accounting was commencing operations in its respective market at the beginning of the valuation period. This cash flow stream is discounted to arrive at a value for the FCC license. The Company assumes the competitive situation that exists in each market remains unchanged, with the exception that its unit of accounting commenced operations at the beginning of the valuation period. In doing so, the Company extracts the value of going concern and any other assets acquired, and strictly values the FCC license. Major assumptions involved in this analysis include market revenue, market revenue growth rates, unit of accounting audience share, unit of accounting revenue share and discount rate. Each of these assumptions may change in the future based upon changes in general economic conditions, audience behavior, consummated transactions, and numerous other variables that may be beyond our control. When evaluating our radio broadcasting licenses for impairment, the testing is performed at the unit of accounting level as determined by ASC 350-30-35. In our case, radio stations in a geographic market cluster are considered a single unit of accounting, provided that they are not being operated under a Local Marketing Agreement by another broadcaster.

The projections incorporated into our annual license valuations take into consideration the prolonged economic recession and credit crisis, which has led to a further weakened, deteriorating and less profitable radio marketplace with reduced potential for growth and a higher cost of capital. Between its December 1, 2007 annual impairment assessment and its August 1, 2009 interim assessment, the Company incorporated several more conservative estimates into its assumptions to reflect the deterioration in both the U.S. economy and the radio marketplace. Specifically, long-term revenue growth estimates generally decreased, from a range of 1.5% to 4.0% in the December 1, 2007 assessment to a range of 2.0% to 3.3% in the August 1, 2009 assessment. Similarly, as a large portion of radio’s expenses are of a fixed nature, declining revenue projections negatively impact operating profit margin assumptions. Operating profit margins decreased from a range of 30.1% to 50.7% in the December 1, 2007 assessment to a range of 26.5% to 42.7% in the August 1, 2009 assessment. Below are some of the key assumptions used in our annual and interim impairment assessments. The methodology used to value our FCC licenses has not changed in the three-year period ended February 28, 2010.

	December 1, 2007	October 1, 2008	December 1, 2008	August 1, 2009	December 1, 2009
Discount Rate	10.5% - 11.1%	11.7% - 12.1%	11.5% - 11.9%	12.6% - 13.0%	*
Long-term Revenue Growth Rate (Years 4-8)	1.5% - 4.0%	2.0% - 3.5%	2.0% - 3.3%	2.0% - 3.3%	*
Revenue Growth Rate (All Years)	1.5% - 4.4%	1.5% - 3.4%	0.7% - 3.3%	1.5% - 3.2%	*
Mature Market Share	6.7% - 31.0%	6.3% - 30.8%	6.3% - 30.5%	6.3% - 30.6%	*
Operating Profit Margin	30.1% - 50.7%	27.7% - 43.7%	27.1% - 42.7%	26.5% - 42.7%	*
As of February 28, 2009 and 2010, the carrying amounts of the Company’s FCC licenses were $496.7 million and $* million, respectively. These amounts are entirely attributable to our radio division. The change in FCC license carrying amounts was entirely attributable to our impairment charges as previously discussed. The table below presents the changes to the carrying values of the Company’s FCC licenses for the year ended February 28, 2010 for each unit of accounting. As noted above, each unit of accounting is a cluster of radio stations in one geographical market.

	FCC License Carrying Values
	A s of	Interim	Annual	As of
Unit of Accounting	February 28, 2009	Impairment	Impairment	February 28, 2010
New York Cluster	$210,570	$(64,982)	*	*
KXOS-FM (Los Angeles)	75,059	(22,726)	*	*
Austin Cluster	73,421	(27,391)	*	*
Chicago Cluster	66,749	(22,457)	*	*
St. Louis Cluster	43,289	(15,597)	*	*
Indianapolis Cluster	24,527	(7,253)	*	*
KPWR-FM (Los Angles)	2,018	—	*	*
Terre Haute Cluster	1,078	(503)	*	*

Total	$496,711	$(160,909)	*	*

Valuation of Goodwill
ASC 350 requires the Company to test goodwill for impairment at least annually using a two-step process. The first step is a screen for potential impairment, while the second step measures the amount of impairment. The Company conducts the two-step impairment test on December 1 of each fiscal year, unless indications of impairment exist during an interim period. When assessing its goodwill for impairment, the Company uses an enterprise valuation approach to determine the fair value of each of the Company’s reporting units (radio stations grouped by market and magazines on an individual basis). Management determines enterprise value for each of its reporting units by multiplying the two-year average station operating income generated by each reporting unit (current year based on actual results and the next year based on budgeted results) by an estimated market multiple. The Company uses a blended station operating income trading multiple of publicly traded radio operators as a benchmark for the multiple it applies to its radio reporting units. There are no publicly traded publishing companies that are focused predominantly on city and regional magazines as is our publishing segment. Therefore, the market multiple used as a benchmark for our publishing reporting units is based on recently completed transactions within the city and regional magazine industry or Wall Street analyst reports that include valuations of magazine divisions within publicly traded media conglomerates. For the interim assessment performed as of August 1, 2009, the Company applied a market multiple of 6.2 times and 5.0 times the reporting unit’s operating performance for our radio and publishing reporting units, respectively. For the annual assessment performed as of December 1, 2009, the Company applied a market multiple of * times and * times the reporting unit’s operating performance for our radio and publishing reporting units, respectively. Management believes this methodology for valuing radio and publishing properties is a common approach and believes that the multiples used in the valuation are reasonable given our peer comparisons and recent market transactions.
This enterprise valuation is compared to the carrying value of the reporting unit for the first step of the goodwill impairment test. If the reporting unit exhibits impairment, the Company proceeds to the second step of the goodwill impairment test. For its step-two testing, the enterprise value is allocated among the tangible assets, indefinite-lived intangible assets (FCC licenses valued using a direct-method valuation approach) and unrecognized intangible assets, such as customer lists, with the residual amount representing the implied fair value of the goodwill. To the extent the carrying amount of the goodwill exceeds the implied fair value of the goodwill, the difference is recorded as an impairment charge in the statement of operations. The methodology used to value our goodwill has not changed in the three-year period ended February 28, 2010.
As of February 28, 2009 and 2010, the carrying amount of the Company’s goodwill was $29.4 million and $* million, respectively. The table below presents the changes to the various reporting units’ goodwill carrying values for the year ended February 28, 2010. As noted above, each reporting unit is a cluster of radio stations in one geographical market and magazines on an individual basis).

	Goodwill Carrying Values
	As of		Interim	Annual	As of
Unit of Accounting	February 28, 2009	Acquisition	Impairment	Impairment	February 28, 2010
Indianapolis Cluster	$265	$—	$—	*	*
Austin Cluster	4,338	—	—	*	*
Bulgaria	—	3,661	(3,661)	*	*
Slovakia	1,703	—	—	*	*

Total Radio Segment	6,306	3,661	(3,661)	*	*

Los Angeles Magazine	5,267	—	(5,267)	*	*
Country Sampler	9,385	—	—	*	*
Indianapolis Monthly	448	—	—	*	*
Texas Monthly	8,036	—	—	*	*

Total Publishing Segment	23,136	—	(5,267)	*	*

Grand Total	$29,442	$3,661	$(8,928)	*	*

Definite-lived intangibles
The following table presents the weighted-average life at February 28, 2010 and gross carrying amount and accumulated amortization for each major class of definite-lived intangible assets at February 28, 2009 and 2010:

		February 28, 2009			February 28, 2010
	Weighted Average	Gross		Net	Gross		Net
	Useful Life	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
	(in years)	Amount	Amortization	Amount	Amount	Amortization	Amount
Foreign broadcasting licenses	*	$33,848	$25,524	$8,324	*	*	*
Favorable office leases	*	688	605	83	*	*	*
Trademarks	*	3,687	754	2,933	*	*	*
Customer list	*	692	460	232	*	*	*
Noncompete and other	*	312	164	148	*	*	*

TOTAL		$39,227	$27,507	$11,720	*	*	*

During the year ended February 28, 2010, Emmis determined the carrying value of our Bulgarian foreign broadcast licenses, Orange Coast trademarks, Orange Coast noncompete and other Orange Coast definite-lived intangible assets exceeded their fair value. As such, we recognized a noncash impairment loss of $2.0 million and $2.8 million related to the Bulgarian and Orange Coast definite-lived intangibles, respectively. Total amortization expense from definite-lived intangibles for the year ended February 28, 2009 and 2010, was $3.1 million and $* million, respectively. The following table presents the Company’s estimate of amortization expense for each of the five succeeding fiscal years for definite-lived intangibles:

YEAR ENDED FEBRUARY 28 (29),
2011	*
2012	*
2013	*
2014	*
2015	*
CRITICAL ACCOUNTING POLICIES
Radio Broadcasting Licenses and Goodwill
We have made acquisitions in the past for which a significant amount of the purchase price was allocated to broadcasting licenses and goodwill assets. As of February 28, 2010, we have recorded approximately $* in goodwill and indefinite-lived intangibles, which represents approximately *% of our total assets.
In the case of our U.S. radio stations, we would not be able to operate the properties without the related FCC license for each property. FCC licenses are renewed every eight years; consequently, we continually monitor our stations’ compliance with the various regulatory requirements. Historically, all of our FCC licenses have been renewed at the end of their respective periods, and we expect that all FCC licenses will continue to be renewed in the future. We consider our FCC licenses to be indefinite-lived intangibles. Our foreign broadcasting licenses expire during periods ranging from December 2012 to February 2013. We will need to submit applications to extend our foreign licenses upon their expiration to continue our broadcast operations in these countries. While we expect to actively seek renewal of our foreign licenses, most of the countries in which we operate do not have the regulatory framework or history that we have with respect to license renewals in the United States. This makes the risk of non-renewal (or of renewal on less favorable terms) of foreign licenses greater than for United States’ licenses, as was recently demonstrated in Hungary when our broadcasting license was not renewed upon its expiration in November 2009 and we were forced to cease operations. We consider our foreign broadcasting licenses definite-lived intangibles and amortize them over their respective license periods.
We do not amortize goodwill or other indefinite-lived intangible assets, but rather test for impairment at least annually or more frequently if events or circumstances indicate that an asset may be impaired. When evaluating our radio broadcasting licenses for impairment, the testing is performed at the unit of accounting level as determined by ASC 350-30-35. In our case, radio stations in a geographic market cluster are considered a single unit of accounting, provided that they are not being operated under a Local Marketing Agreement by another broadcaster.
We complete our annual impairment tests on December 1 of each year and perform additional interim impairment testing whenever triggering events suggest such testing is warranted.

Valuation of Indefinite-lived Broadcasting Licenses
Fair value of our reporting units is estimated to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To determine the fair value of our reporting units, the Company uses an income valuation method when it performs its impairment tests. Under this method, the Company projects cash flows that would be generated by each of its units of accounting assuming the unit of accounting was commencing operations in its respective market at the beginning of the valuation period. This cash flow stream is discounted to arrive at a value for the FCC license. The Company assumes the competitive situation that exists in each market remains unchanged, with the exception that its unit of accounting commenced operations at the beginning of the valuation period. In doing so, the Company extracts the value of going concern and any other assets acquired, and strictly values the FCC license. Major assumptions involved in this analysis include market revenue, market revenue growth rates, unit of accounting audience share, unit of accounting revenue share and discount rate. Each of these assumptions may change in the future based upon changes in general economic conditions, audience behavior, consummated transactions, and numerous other variables that may be beyond our control.
The projections incorporated into our annual license valuations take into consideration the prolonged economic recession and credit crisis, which has led to a further weakened, deteriorating and less profitable radio marketplace with reduced potential for growth and a higher cost of capital. Between its December 1, 2007 annual impairment assessment and its August 1, 2009 interim assessment, the Company incorporated several more conservative estimates into its assumptions to reflect the deterioration in both the U.S. economy and the radio marketplace. Specifically, long-term revenue growth estimates generally decreased, from a range of 1.5% to 4.0% in the December 1, 2007 assessment to a range of 2.0% to 3.3% in the August 1, 2009 assessment. Similarly, as a large portion of radio’s expenses are of a fixed nature, declining revenue projections negatively impact operating profit margin assumptions. Operating profit margins decreased from a range of 30.1% to 50.7% in the December 1, 2007 assessment to a range of 26.5% to 42.7% in the August 1, 2009 assessment. Below are some of the key assumptions used in our annual and interim impairment assessments. The methodology used to value our FCC licenses has not changed in the three-year period ended February 28, 2010.

	December 1, 2007	October 1, 2008	December 1, 2008	August 1, 2009	December 1, 2009
Discount Rate	10.5% - 11.1%	11.7% - 12.1%	11.5% - 11.9%	12.6% - 13.0%	*
Long-term Revenue Growth Rate (Years 4-8)	1.5% - 4.0%	2.0% - 3.5%	2.0% - 3.3%	2.0% - 3.3%	*
Revenue Growth Rate (All Years)	1.5% - 4.4%	1.5% - 3.4%	0.7% - 3.3%	1.5% - 3.2%	*
Mature Market Share	6.7% - 31.0%	6.3% - 30.8%	6.3% - 30.5%	6.3% - 30.6%	*
Operating Profit Margin	30.1% - 50.7%	27.7% - 43.7%	27.1% - 42.7%	26.5% - 42.7%	*
Valuation of Goodwill
ASC 350 requires the Company to test goodwill for impairment at least annually using a two-step process. The first step is a screen for potential impairment, while the second step measures the amount of impairment. The Company conducts the two-step impairment test on December 1 of each fiscal year, unless indications of impairment exist during an interim period. When assessing its goodwill for impairment, the Company uses an enterprise valuation approach to determine the fair value of each of the Company’s reporting units (radio stations grouped by market and magazines on an individual basis). Management determines enterprise value for each of its reporting units by multiplying the two-year average station operating income generated by each reporting unit (current year based on actual results and the next year based on budgeted results) by an estimated market multiple. The Company uses a blended station operating income trading multiple of publicly traded radio operators as a benchmark for the multiple it applies to its radio reporting units. There are no publicly traded publishing companies that are focused predominantly on city and regional magazines as is our publishing segment. Therefore, the market multiple used as a benchmark for our publishing reporting units is based on recently completed transactions within the city and regional magazine industry or Wall Street analyst reports that include valuations of magazine divisions within publicly traded media conglomerates. For the interim assessment performed as of August 1, 2009, the Company applied a market multiple of 6.2 times and 5.0 times the reporting unit’s operating performance for our radio and publishing reporting units, respectively. For the annual assessment performed as of December 1, 2009, the Company applied a market multiple of * times and * times the reporting unit’s operating performance for our radio and publishing reporting units, respectively. Management believes this methodology for valuing radio and publishing properties is a common approach and believes that the multiples used in the valuation are reasonable given our peer comparisons and recent market transactions.

This enterprise valuation is compared to the carrying value of the reporting unit for the first step of the goodwill impairment test. If the reporting unit exhibits impairment, the Company proceeds to the second step of the goodwill impairment test. For its step-two testing, the enterprise value is allocated among the tangible assets, indefinite-lived intangible assets (FCC licenses valued using a direct-method valuation approach) and unrecognized intangible assets, such as customer lists, with the residual amount representing the implied fair value of the goodwill. To the extent the carrying amount of the goodwill exceeds the implied fair value of the goodwill, the difference is recorded as an impairment charge in the statement of operations. The methodology used to value our goodwill has not changed in the three-year period ended February 28, 2010.
Sensitivity Analysis
Based on the results of our December 1, 2009 annual impairment assessment, the fair value of our broadcasting licenses was approximately $* million which was in excess of the $* million carrying value by $* million, or *%. The fair values exceeded the carrying values of all of our units of accounting. Should our estimates or assumptions worsen, or should negative events or circumstances occur in the units that have limited fair value cushion, additional license impairments may be needed.

Domestic (FCC) Radio Broadcasting Licenses
As of
	February 28, 2010	December 1, 2009	Percentage by which fair
Unit of Accounting	Carrying Value	Fair Value	value exceeds carrying value
New York Cluster	*	*	*
KXOS-FM (Los Angeles)	*	*	*
Austin Cluster	*	*	*
Chicago Cluster	*	*	*
St. Louis Cluster	*	*	*
Indianapolis Cluster	*	*	*
KPWR-FM (Los Angeles)	*	*	*
Terre Haute Cluster	*	*	*

Total	*	*	*

The following table presents a sensitivity analysis showing the impact on our impairment testing of our indefinite-lived radio broadcast licenses resulting from: (i) a 1% decrease in industry growth rates; (ii) a 1% decrease in net cash flows; and (iii) a 1% increase in the discount rate.

	Results of Long-Term	Results of Operating
	Revenue Growth Rate	Performance Cash Flow	Results of Discount
	Decrease	Decrease	Rate Increase
Impairment resulting from changein assumption	*	*	*
Impairment recorded during the year ended February 28, 2010	*	*	*

Incremental broadcasting license impairment	*	*	*

The following table presents a sensitivity analysis showing the impact on our impairment testing of our goodwill resulting from: (i) a 10% decrease in the two-year average station operating income and (ii) a market multiple decrease of one.

Results of Station
	Operating Income	Results of Market
	Decrease	Multiple Decrease
Impairment resulting from change in assumption	*	*
Impairment recorded during the year ended February 28, 2010	*	*

Incremental goodwill impairment	*	*

The prolonged economic downturn negatively impacted the radio broadcasting industry as advertising revenues continued to decline and expectations for growth over the next year also declined throughout most of calendar 2009. The projected revenue growth levels for the industry when we completed our interim impairment testing on August 1, 2009 were lower than we had originally forecasted when we completed our fiscal 2009 annual impairment test on December 1, 2008. This decline caused us to record further impairment to broadcasting licenses and goodwill as part of our August 1, 2009 impairment review. As revenues decline, profitability levels are also negatively impacted as fixed costs represent a significant component of a radio station’s operating expenses. As a result, the fair value of our asset base is particularly sensitive to the impact of declining revenues.
Liquidity and Capital Resources, page 41
2.
As disclosed on page 41, the Second Amendment to the Amended and Restated Revolving Credit and Term Loan Agreement suspends the applicability of the Total Leverage Ratio and the Fixed Charge Coverage Ratio financial covenants for a period that will end no later than September 1, 2011 (“suspension period”). However, on page 44, you stated that availability under the credit facility depends upon your continued compliance with certain operating covenants and financial ratios. Disclose the nature of such ratios which you are required to maintain if not covered during the suspension period. Also, please disclose as well the actual ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please provide us with your proposed disclosures in your response.

Response to Comment 2
We intend to provide a more detailed description of the financial covenants in our Credit Agreement (defined below), including disclosure of the actual ratios as of our reporting date. We expect the disclosures in Liquidity and Capital Resources to be substantially similar to the following, subject to changes in facts and circumstances prior to the filing of our Form 10-K for the year ended February 28, 2010.
Liquidity and Capital Resources
On August 19, 2009, ECC and its principal operating subsidiary, Emmis Operating Company (the “Borrower”), entered into the Second Amendment to Amended and Restated Revolving Credit and Term Loan Agreement (the “Second Amendment”), by and among the Borrower, ECC, the lending institutions party to the Credit Agreement referred to below (collectively, the “Lenders”) and Bank of America, N.A., as administrative agent (the “Administrative Agent”) for itself and the other Lenders party to the Amended and Restated Revolving Credit and Term Loan Agreement, dated November 2, 2006 (as amended, supplemented, and restated or otherwise modified and in effect from time to time, the “Credit Agreement”), by and among the Borrower, ECC, the Lenders, the Administrative Agent, Deutsche Bank Trust Company Americas, as syndication agent, General Electric Capital Corporation, Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland”, New York Branch and SunTrust Bank, as co-documentation agents.

Among other things, the Second Amendment:
•
suspends the applicability of the Total Leverage Ratio and the Fixed Charge Coverage Ratio financial covenants (each as defined in the Credit Agreement) for a period that will end no later than September 1, 2011 (the “Suspension Period”),

•	provides that during the Suspension Period, the Borrower must maintain Minimum Consolidated EBITDA (as defined by the Credit Agreement) for the trailing twelve month periods as follows:

Period Ending	Amount (in 000’s)
August 31, 2009	$22,800
November 30, 2009	$21,600
February 28, 2010	$23,400
May 31, 2010	$23,200
August 31, 2010	$22,400
November 30, 2010	$22,700
February 28, 2011	$22,900
May 31, 2011	$23,600
August 31, 2011	$25,000
•
provides that during the Suspension Period, the Borrower will not permit Liquidity (as defined in the Credit Agreement) as of the last day of each fiscal quarter of the Borrower ending during the Suspension Period to be less than $5 million,

•	reduces the Total Revolving Credit Commitment (as defined in the Credit Agreement) from $75 million to $20 million,

•	sets the applicable margin at 3% per annum for base rate loans and at 4% per annum for Eurodollar rate loans,

•
provides that during the Suspension Period, the Borrower: (1) must make certain prepayments from funds attributable to debt or equity issuances, asset sales and extraordinary receipts, and (2) must make quarterly payments of Suspension Period Excess Cash (as defined in the Credit Agreement),

•
provides that during the Suspension Period, the Borrower may not: (1) make certain investments or effect material acquisitions, (2) make certain restricted payments (including but not limited to restricted payments to fund equity repurchases or dividends on Emmis’ 6.25% Series A Cumulative Convertible Preferred Stock), or (3) access the additional financing provisions of the Credit Agreement (though Borrower has access to the Total Revolving Credit Commitment of $20 million),

•	excludes from the definition of Consolidated EBITDA up to an additional $5 million in severance and contract termination expenses incurred after the effective date of the Second Amendment,

•	grants the lenders a security interest in certain previously excluded real estate and other assets,

•	permits the repurchase of debt under the Credit Agreement at a discount using proceeds of certain equity issuances, and

•	modifies certain financial definitions and other restrictions on Emmis and the Borrower.
The Second Amendment contains other terms and conditions customary for financing arrangements of this nature.

As discussed above, during the Suspension Period the Company must maintain a minimum amount of trailing twelve-month Consolidated EBITDA (as defined in the Credit Agreement) and at least $5 million in Liquidity (as defined in the Credit Agreement). The Credit Agreement also contains certain other non-financial covenants. We were in compliance with all financial and non-financial covenants as of February 28, 2010. Our Liquidity (as defined in the Credit Agreement) as of February 28, 2010 was $*. Our minimum Consolidated EBITDA (as defined in the Credit Agreement) requirement and actual amount as of February 28, 2010 was as follows:

	As of February 28, 2010
		Actual Trailing
	Covenant	Twelve-Month
	Requirement	Consolidated EBITDA[1]
Trailing Twelve-month Consolidated EBITDA[1]	$23,400	*

[1]	(as defined in the Credit Agreement)
The Company continually projects its anticipated cash needs, which include its operating needs, capital needs, principal and interest payments on its indebtedness and preferred stock dividends. As of the filing of this Form 10-K, management believes the Company can meet its liquidity needs through the end of fiscal year 2011 with cash and cash equivalents on hand, projected cash flows from operations and, to the extent necessary, through its borrowing capacity under the Credit Agreement, which was approximately $* million at February 28, 2010. Based on these projections, management also believes the Company will be in compliance with its debt covenants through the end of fiscal year 2011. However, continued global economic challenges, or other unforeseen circumstances, such as those described in Item 1A “Risk Factors”, may negatively impact the Company’s operations beyond those assumed in its projections. Management considered the risks that the current economic conditions may have on its liquidity projections, as well as the Company’s ability to meet its debt covenant requirements. If economic conditions deteriorate to an extent that we could not meet our liquidity needs or it appears that noncompliance with debt covenants is likely to result, the Company would implement several remedial measures, which could include further operating cost and capital expenditure reductions, ceasing to operate certain unprofitable properties and the sale of assets. If these measures are not successful in maintaining compliance with our debt covenants, the Company would attempt to negotiate for relief through a further amendment with its lenders or waivers of covenant noncompliance, which could result in higher interest costs, additional fees and reduced borrowing limits. There is no assurance that the Company would be successful in obtaining relief from its debt covenant requirements in these circumstances. Failure to comply with our debt covenants and a corresponding failure to negotiate a favorable amendment or waivers with the Company’s lenders could result in the acceleration of the maturity of all the Company’s outstanding debt, which would have a material adverse effect on the Company’s business and financial position.
Additionally, per your request, the Company hereby acknowledges that
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me at (317) 684-6535. For future fax correspondence with the Company please use (317) 684-5580.

Sincerely,
/s/ Patrick M. Walsh
Patrick M. Walsh
Executive Vice President, Chief Financial Officer and Chief Operating Officer